UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 December 2015

Release Number	31/15

UPDATE: SAMARCO

This release provides a further update following the breach of the Fundão tailings dam and Santarém water dam at the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil which occurred on 5 November 2015. BHP Billiton and Vale each hold a 50 per cent interest in Samarco.

At this stage there are 17 confirmed fatalities, being five members of the community and 12 people who were working on the dams at the time of the breach. In addition, two people who were working on the dams remain unaccounted for.

Response & Operations

Samarco continues to work with the government authorities in Brazil to relocate displaced people from temporary accommodation to rented housing and to distribute living wage debit cards to those who have been impacted. All displaced people will have been given the opportunity to relocate before 25 December 2015. Community access bridges are being rebuilt and public service centres have been established in affected communities. Planning for the reconstruction of impacted communities has also commenced.

Monitoring of the remaining dam structures at Samarco continues. Interim work to repair the damage to the dams and to reinforce parts of the structure continues, with work on the Selinha dike (which is the wall between the Germano and Fundão dams) and the Santarém dam being over 50 per cent complete.

Processing and mining operations at Samarco remain suspended.

Legal Proceedings

BHP Billiton’s News Release 29/15 of 30 November 2015 referred to the proceedings proposed to be commenced by the Federal and certain State governments against Samarco, Vale and BHP Billiton Brazil for clean-up costs and damages. The action demanded that the companies establish a fund of BRL 20 billion (US$5.2 billion at current exchange rates) in aggregate. The plaintiffs also requested certain interim injunctions. (BHP Billiton Brazil has not yet received formal notice of these proceedings.)

In connection with these proceedings, on 18 December 2015 the 12th Federal Court of Belo Horizonte handed down a decision on the interim injunctions requested.

The Federal Court ordered Samarco to deposit BRL 2 billion to a Court-managed bank account within 30 days. This amount comprises 10 per cent of the total amount sought by the plaintiffs to be included in the fund. The amounts must be used to pay for the community and environmental rehabilitation. A daily fine of BRL 1.5 million applies to Samarco for non-compliance with this deadline.

The Court imposed a restriction in relation to dealings in existing mining exploration concessions held by Samarco, BHP Billiton Brazil and Vale in Brazil such that those concessions cannot be transferred or sold by the current holder of the concession.

The Court also ordered Samarco, Vale and BHP Billiton Brazil to undertake certain remediation actions within specified timeframes. These remediation actions include preventing leakage of waste from the Fundão tailings dam, engaging a consultant to evaluate contamination of fish and implement pest control, removal of mud from the Rio Doce banks, adoption of measures to prevent sludge from reaching the lagoon, and presentation of a comprehensive plan for environmental recovery and socio-economic recovery.

Samarco has advised that the work being undertaken by its team and through external consultants is broadly consistent with the remediation actions ordered by the Court.

Rio Doce Water Quality

On 15 December 2015, the Brazilian Geological Service (CPRM) and National Water Agency (ANA) issued a second report in relation to additional sampling and analyses of the water quality of the Rio Doce. The report supports earlier assessments that the tailings material is non-toxic. The report states that, after proper treatment to comply with the potability standards defined by the Brazilian Ministry of Health, the water can be consumed by the population without any risk. Consistent with earlier studies, the report also indicates that levels of dissolved heavy metals in the Rio Doce (arsenic, cadmium, mercury, lead, copper, zinc and others) are, in general terms, similar to those found in analyses performed by CPRM in 2010.

All communities affected by the dam breach have access to drinking water, with Samarco having worked with municipal authorities to maintain potable water supplies.

Appointment of Country Director

BHP Billiton has appointed Flávio Bulcão as Country Director, Brazil, effective immediately. Mr Bulcão will represent the BHP Billiton team in Brazil, joining the project support team based in Belo Horizonte, Brazil. He will report to the Chief Commercial Officer, Dean Dalla Valle, who has assumed day-to-day responsibility at a Group Management Committee level for BHP Billiton’s response to the Samarco dam breach. Mr Bulcão has extensive experience in the metals and mining industry, having held a number of senior executive roles with BHP Billiton in Brazil.

Update on Investigation into Cause

Vale, BHP Billiton and Samarco have jointly engaged New York-based law firm Cleary Gottlieb Steen & Hamilton LLP to conduct the external investigation into the cause of the breach of the Fundão tailings dam and the Santarém water dam. Cleary Gottlieb will draw on expertise in disciplines such as geotechnical engineering and hydrology. BHP Billiton has committed to release publicly the findings of the external investigation, and to sharing the results with other resources companies.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
T +61 3 9609 2800 M +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
T +61 3 9609 2360 M +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
T +61 3 9609 2592 M +61 419 315 001
Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
T +44 207 802 4033 M +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
Email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
T +44 207 802 7462 M +44 7827 253 764
Email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	December 22, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary